EXHIBIT 21.1

JOHNSON CONTROLS INTERNATIONAL PLC

The following is a list of significant subsidiaries of Johnson Controls International plc, as defined by Section 1.02(w) of Regulation S-X, as of September 30, 2020.

Name of Company	Jurisdiction Where Subsidiary is Incorporated

Johnson Controls Fire Protection LP	Delaware, United States
Johnson Controls HQ Holding BVBA	Belgium
Johnson Controls Security Solutions LLC	Delaware, United States
Johnson Controls, Inc.	Wisconsin, United States
JSV Holding S.a.r.l.	Luxembourg
Tyco Fire & Security GmbH	Switzerland
Tyco International Finance Holding GmbH	Switzerland
Tyco International Holding S.a.r.l.	Luxembourg
York Guangzhou Air Conditioning and Refrigeration Co., Ltd.	China